Akerman Senterfitt One Southeast Third Avenue Suite 2500 Miami, FL 33131-1714 Tel: 305.374.5600 Fax: 305.374.5095

June 25, 2013

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	XPO Logistics, Inc.

Registration Statement on Form S-3

Filed May 24, 2013

File No. 333-188848

Dear Mr. McWilliams:

On behalf of XPO Logistics, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated June 18, 2013, regarding the above-referenced Registration Statement on Form S-3. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.

Calculation of Registration Fee Table

1.	It appears from footnote (1) to the fee table that you contemplate offering units comprised of other securities offered under this registration statement. To the extent you intend to offer units, please identify units in the fee table and on the cover page of the prospectus as one of the securities to be offered. In addition, if you intend to register the offering of units, please have counsel revise Exhibit 5.1 to address the legality of the units.

akerman.com

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS     LOS ANGELES    MADISON    MIAMI    NAPLES    NEW YORK

ORLANDO    PALM BEACH    SALT LAKE CITY    TALLAHASSEE    TAMPA    TYSONS  CORNER    WASHINGTON, D.C.    WEST PALM BEACH

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

June 25, 2013

Response:

Contemporaneously with the submission of this response letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) that includes the additional information requested regarding the units.

Exhibit 5.1

2.	Please have counsel remove the inappropriate limitation on reliance in the last paragraph on page 2. Purchasers of the securities in the offering are entitled to rely on the opinion.

Response:

In response to the Staff’s comment, we have filed a revised Exhibit 5.1 opinion with Amendment No. 1 removing the specific language in the last paragraph on page 2.

3.	Refer to section 10.08 of Exhibit 4.6 and section 11.08 of Exhibit 4.8. As the indentures pursuant to which the debt securities may be issued are governed by New York law, please have counsel revise the scope of its opinion to include New York law.

Response:

In response to the Staff’s comment, we have filed a revised Exhibit 5.1 opinion with Amendment No. 1 that includes the reference to the laws of the State of New York.

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

June 25, 2013

*          *          *

In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5615.

Sincerely,

AKERMAN SENTERFITT

/s/ Jonathan L. Awner

Jonathan L. Awner

For the Firm

cc:	XPO Logistics, Inc.

Gordon E. Devens, Senior Vice President and General Counsel

United States Securities and Exchange Commission

Sonia Bednarowski

EXHIBIT A

XPO LOGISTICS, INC.

Five Greenwich Office Park

Greenwich, Connecticut 06831

Telephone: (855) 976-4636

June 25, 2013

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated June 18, 2013, XPO Logistics, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

XPO LOGISTICS, INC.

By:	/s/ Gordon E. Devens
Gordon E. Devens
Senior Vice President and General Counsel